VIA EDGAR AND FEDEX
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg,
                   Senior Assistant Chief Accountant

Re:	Donegal Group Inc. Form 10-K for the Year Ended December 31, 2010 Filed March 14, 2011 File Number: 000-15341
Dear Mr. Rosenberg:
      The purpose of this letter is to provide a detailed response on behalf of Donegal Group Inc., or the Company, to the comments contained in the Commission’s July 19, 2011 letter to Donald H. Nikolaus, President of the Company. For convenience of reference, we have included in italics the Commission’s comments followed by the Company’s response to that particular comment.
      As I discussed with Kei Nakada of the Commission’s staff by telephone on August 19, 2011, the Company inadvertently deleted the e-mail containing the Commission’s comment letter and had no knowledge of the letter until Kei Nakada called the Company. We appreciate the cooperation of the Commission in agreeing to allow the Company until August 29, 2011 to furnish its detailed response to the Commission’s comment letter.

Securities and Exchange Commission

August 26, 2011
     The Company’s responses are follows:
Exhibit 13 to Form 10-K for the Year Ended December 31, 2010
Notes to Consolidated Financial Statements
5 — Investments, page 30
1.	Regarding your held to maturity and available for sale investments in obligations of states and political subdivisions, please provide us the fair value and amortized cost separated by general obligation and special revenue bonds at December 31, 2010. Within each of those categories, provide us a further break-down for each state, municipality and political subdivision for those that comprise more than 10% of the total category, showing the fair value and amortized cost and credit rating consistent with the ratings shown in the table on page 26 of your Form 10-K for the year ended December 31, 2010. For the special revenue bonds category, also provide us a break-down by nature of activity supporting these securities for any activity comprising more than 10% of this category.
     As of December 31, 2010, the Company held general obligation bonds with an aggregate fair value of $366,669,924 and an amortized cost of $362,486,277. The Company also held special revenue bonds with an aggregate fair value of $85,705,559 and an amortized cost of $85,457,186. With respect to both categories, the Company held no securities of any issuer that comprised more than 10% of the category as of December 31, 2010.
     Education bonds and water and sewer utility bonds represented 53% and 11%, respectively, of the Company’s total investments in special revenue bonds based on their carrying values as of December 31, 2010. Many of the issuers of the special revenue bonds the Company held at December 31, 2010 have ad valorem taxing authority and are similar to general obligation bonds in that respect.
12- Income Taxes, page 34
2.	In the reconciliation from the statutory income tax rate to the effective income tax rate, confirm that no items reported in “other” exceed 5% of the amount computed by multiplying pretax income by the statutory rate, or provide us proposed disclosure to be included in future filings. Refer to Rule 4-08(h) of Regulation S-X.
     The Company included within the “other” category in Note 12 — Income Taxes the tax effect of a proration adjustment pursuant to Section 832(b)(5)(B) of the Internal Revenue Code that exceeded 5% of the amount computed by multiplying pre-tax income by the statutory

Securities and Exchange Commission

August 26, 2011
rate in each of the three years the Company presented. The amounts the Company included in “other” with respect to the tax effect of the proration adjustment were $923,071, $934,428 and $856,323 for 2010, 2009 and 2008, respectively. The Company included no other items in “other” that exceeded 5% of the amount computed by multiplying pre-tax income by the statutory rate. The Company will disclose the proration adjustment as a separate line item in its income tax footnote in future filings if it exceeds 5% of the amount computed by multiplying pre-tax income by the statutory rate and will reclassify the proration adjustment from the “other” category for each of the comparative periods the Company presents in its income tax footnote.
     In addition, we enclose, on behalf of the Company, the Company’s statement acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would be happy to discuss the Company’s responses with you in order to address any further questions or concerns. Please call the undersigned at (215) 979-1234 to arrange a discussion.

Sincerely,
/s/ Frederick W. Dreher
Frederick W. Dreher

FWD:am

cc:	Donald H. Nikolaus Jeffrey D. Miller Kathleen A. Roth, Esq.